EXHIBIT 99.2

FOR IMMEDIATE RELEASE

Results for the quarter and year ended March 31, 2005 under Consolidated Indian GAAP
Wipro records 58% growth in Profit After Tax for 2004-05
Dollar Revenue in Global IT business grows 43%; Global IT business PBIT grows 68%

Bangalore, April 22, 2005 –Wipro Limited today announced its audited results approved by the Board of Directors for the quarter and year ended March 2005.

Highlights

Results for the year ended March 31, 2005

•	Profit Before Interest & Tax (PBIT) grew by 63% year on year (YoY) to Rs. 18.2 billion (Rs. 1,815 Crores); Revenue for the year was Rs. 81.7 billion (Rs. 8,170 Crores), an increase of 39% YoY.

•	Profit After Tax grew by 58% YoY to Rs. 16.3 billion (Rs. 1,629 Crores)

•	Global IT Services & Products PBIT was Rs. 16.0 billion (Rs. 1 ,604 Crores), an increase of 68% YoY; Global IT Services & Products Revenue increased 39% YoY, at Rs. 60.8 billion (Rs. 6 ,075 Crores)

•	India, Asia Pac & Middle East IT Services and Products Revenues grew by 43% YoY; PBIT growth was 32%

•	Board of Directors recommends issue of bonus shares to shareholders (including to ADS holders) in the ratio of one additional shares for every one share held subject to shareholder approval in the Annual General Meeting scheduled in July 2005

•	Board of Directors also recommends a cash dividend of Rs. 5 per share/ADS on existing paid-up capital (equivalent of Rs. 2.5 per share on the expanded capital), subject to shareholder approval in the Annual General Meeting scheduled in July 2005

Results for the Quarter ended March 31, 2005

•	Profit After Tax was Rs. 4.33 billion (Rs. 433 Crores)

•	Global IT Services & Products PBIT increased to Rs. 4.1 billion (Rs. 415 Crores)

•	Global IT Services & Products Revenue was Rs. 16.4 billion (Rs. 1,641 Crores), primarily contributed by volume growth

•	Global IT Services & Products Operating Margin was 25%, despite Rupee appreciation

•	Global IT Services & Products added 41 new clients in the quarter

Outlook for the Quarter ending June 30, 2005

Azim Premji, Chairman of Wipro commenting on the results said “Wipro recorded yet another year of very good performance. The results of Wipro Limited once again reflect the passion of Wiproites’ for facing challenges and triumphing over them. During the year, our Global IT business posted healthy growth in Revenues, expanded Operating Margin and virtually improved all operating parameters. Coupled with robust performance by other businesses as well, we reported a strong growth in our Profit After Tax. Considering the emerging opportunities in the Global market and our unique business model, the future outlook looks as exciting as journey has been so far. Looking ahead, for the quarter ending June 2005, we expect our Revenue from Global IT services business to be approximately $395 million.”

Vivek Paul, Vice Chairman, said “The last quarter witnessed continued customer confidence in our wide portfolio of service lines. Strong sequential volume growth of 8.5% led to the highest ever addition in billed manmonths in a quarter. We saw healthy growth in the number of new customers as well as the deepening of our presence in existing customers, as we saw growth in the number of customer with revenue run rates greater than $1 million, $3 million, $10 million and $20 million annualized. In terms of verticals, Telecom OEM and Finance Solutions sustained their momentum, while Embedded Systems & Product Engineering bounced back with a decent sequential growth. Our differentiated Testing Services continued to grow ahead of our overall growth rates. This broad -based growth resulted in Revenues of $375 million, ahead of our guidance of $370 million.”

Suresh Senapaty, Corporate Executive Vice President — Finance said, “We were able to significantly offset the pressure on Operating Margins arising from currency appreciation and decrease in price realizations through improvement in utilization, increased proportion of Offshore projects and continued operational improvements.”

Wipro Limited

Revenues for the year ended March 31, 2005, were Rs. 81.70 billion, representing a 39% increase YoY. Profit after Tax for the year was Rs. 16.29 billion, an increase of 58% YoY. Revenues for the quarter ended March 31, 2005, were Rs. 23.12 billion and Profit after Tax was Rs. 4.33 billion.

Global IT Services and Products

Global IT Services & Products reported Revenues of Rs. 60.75 billion for the year ended March 31, 2005, representing an increase of 39% YoY and PBIT of Rs. 16.04 billion, an increase of 68% YoY. Operating Income to Revenue for the year was 26.4%, an improvement of approximately 4.5 percentover the previous year.

For the quarter ended March 31, 2005, Global IT Services & Products grew its Revenue to Rs. 16.41 billion and PBIT increased to Rs. 4.15 billion. Operating Income to Revenue at 25.3% increased by approximately 1.6 percent YoY and decreased by approximately 0.8 percent sequentially. R&D Services contributed 33% of the Revenue of Global IT Services . Enterprise Business contributed 56% of Revenues with the balance 11% being contributed by Business Process Outsourcing (BPO) services.

We had 41,857 employees as of March 31, 2005, which includes 26,184 employees in IT Services business and 15,673 employees in BPO business. This represents a net addition of 2,520 people comprising of 1,187 in IT Services and 1,333 people in BPO for the quarter .

Global IT Services and Products accounted for 71% of the Revenue and 86% of the PBIT for the quarter ended March 31, 2005.

Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business

For the year ended March 31, 2005, Wipro Infotech recorded Revenues of Rs. 13.96 billion, representing an increase of 43% YoY. PBIT grew by 32% YoY to Rs. 1.04 billion. Services business contributed to 35% of total Revenue during the year. Services Revenues grew by 52% YoY. APAC and ME Revenues grew by 85% YoY.

For the quarter ended March 31, 2005, Wipro Infotech recorded Revenues of Rs. 4.84 billion and PBIT of Rs. 415 million.

Key Wins for the quarter include first of its kind Business Strategy Consulting project for an FMCG company in consulting business and one of the first public sector bank SAP HRMS implementations for Indian Bank. Wipro Infotech was awarded the “Best Gold Partner for South Asia” for the year by Cisco and “Largest Partner of Sun in South Asia” for the year by Sun and accorded “Premium System Provider” status. Additionally, Wipro PC division bagged the worldwide “Value Buy Award” from GE.

Wipro Infotech accounted for 21% of Revenue and 9% of the PBIT for the quarter ended March 31, 2005.

Wipro Consumer Care & Lighting

Wipro Consumer Care and Lighting business recorded Revenue of Rs. 4.72 billion with PBIT of Rs. 672 million for the year ended March 31, 2005, a YoY increase of 29% and 22% respectively. PBIT to Revenue was 14% for the year.

For the quarter ended March 31, 2005, Wipro Consumer Care and Lighting business recorded Revenue of Rs. 1.23 billion with PBIT of Rs.177 million contributing 5% of total Revenue and 4% of the PBIT for the quarter. PBIT to Revenue was 14% for the quarter.

Wipro Limited

For the year ended March 31, 2005, the Return on Capital Employed in Global IT Services was 62%, Wipro Infotech was 63% and Consumer Care and Lighting was 89%. At the Company level, the Return on Capital Employed was 39%, lower due to inclusion of cash and cash equivalents of Rs. 28.5 billion in Capital Employed (53% of Capital Employed).

For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the year ended March 31, 2005, was Rs. 15.83 billion, an increase of 58% YoY. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for recording the dilution arising from exercise of employee stock options in Wipro BPO Solutions, amortization of intangible assets and accounting for forward contracts.

Global IT Services & Products segment Revenues were Rs. 60.69 billion for the year ended March 31, 2005, under US GAAP. The difference of Rs. 64 million is primarily attributable to difference in accounting standards for forward contracts under Indian GAAP and US GAAP .

Quarterly Conference call

Wipro will hold conference calls today at 11:30 AM Indian Standard Time (2:00 AM US Eastern Time) and at 7:15 PM Indian Standard Time (9:45 AM US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com and www.wipro.co.in

US GAAP financials on website

Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91 -80-2844-0079	+91 -80-2844-0056
Fax: +91-80-2844-0051	+91 -80-2844-0350
lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com

Forward looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

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(Tables to follow)

WIPRO LIMITED, CONSOLIDATED

AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & YEAR ENDED MARCH, 2005

Rs. in Million

	Quarter ended March 31,			Year ended March 31,
Particulars	2005	2004	Growth %	2005	2004	Growth %
Segment Revenue
Global IT Services and Products	16,409	12,549	31%	60,753	43,575	39%
India & AsiaPac IT Services and Products	4,842	3,666	32%	13,964	9,762	43%
Consumer Care and Lighting	1,227	1,020	20%	4,723	3,649	29%
Others	643	628	2%	2,258	1,826	24%

TOTAL	23,121	17,863	29%	81,698	58,812	39%

Profit before Interest and Tax — PBIT (1)
Global IT Services and Products	4,148	2,966	40%	16,041	9,539	68%
India & AsiaPac IT Services and Products	415	399	4%	1,042	792	32%
Consumer Care and Lighting	177	136	30%	672	551	22%
Others	81	119	-32%	397	277	43%

TOTAL	4,821	3,620	33%	18,152	11,159	63%

Interest (Net) and Other Income	198	343		796	873
Profit Before Tax	5,019	3,963	27%	18,948	12,032	57%

Income Tax expense	(715)	(759)		(2,750)	(1,681)

Profit before Share in earnings / (losses) of Affiliates and minority interest	4,304	3,204	34%	16,198	10,351	56%
Share in earnings of affiliates	42	28		175	23
Minority interest	(16)	(24)		(88)	(59)

PROFIT AFTER TAX	4,330	3,208	35%	16,285	10,315	58%

Operating Margin
Global IT Services and Products	25%	24%		26%	22%
India & AsiaPac IT Services and Products	9%	11%		7%	8%
Consumer Care and Lighting	14%	13%		14%	15%

TOTAL	21%	20%		22%	19%

CAPITAL EMPLOYED (2)
Global IT Services and Products	29,888	21,732		29,888	21,732
India & AsiaPac IT Services and Products	1,370	1,941		1,370	1,941
Consumer Care and Lighting	917	596		917	596
Others	21,538	14,498		21,538	14,498

TOTAL	53,713	38,767		53,713	38,767

CAPITAL EMPLOYED COMPOSITION
Global IT Services and Products	56%	56%		56%	56%
India & AsiaPac IT Services and Products	3%	5%		3%	5%
Consumer Care and Lighting	2%	2%		2%	2%
Others	40%	37%		40%	37%

TOTAL	100%	100%		100%	100%

RETURN ON AVERAGE CAPITAL EMPLOYED
Global IT Services and Products	59%	58%		62%	47%
India & AsiaPac IT Services and Products	119%	93%		63%	53%
Consumer Care and Lighting	90%	97%		89%	86%

TOTAL	36%	35%		39%	30%

(1)	PBIT is after considering restricted stock unit amortisation of Rs. 177 Mn for three months ended and Rs. 346 Mn for the year ended March 31, 2005. PBIT of Global IT Services and Products is after considering restricted stock unit amortisation of Rs. 159 Mn for three months ended and Rs. 310 Mn for the year ended March 31, 2005.

(2)	This includes cash and cash equivalents of Rs. 28,497 Mn (2004: Rs. 21,760 Mn).

Notes to segment report:

1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2.	The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

(Rs. in Million)

	Quarter ended March 31,				Year ended March 31,
Geography	2005	%	2004	%	2005	%	2004	%

India	6,557	29%	5,725	32%	19,513	25%	15,205	26%
USA	11,201	48%	8,738	49%	41,935	51%	30,868	52%
Rest of the World	5,362	23%	3,400	19%	20,249	25%	12,739	22%

Total	23,121	100%	17,863	100%	81,698	101%	58,812	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4.	As of March 31, 2005, forward contracts to the extent of USD 318 Mn have been assigned to the foreign currency assets as on the balance sheet date. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated certain forward contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on rollover / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is grouped under Loans and Advances / Current liabilities.

The Company has also entered into option / forward contracts which are not designated as hedge of highly probable forecasted transactions. Gain or loss on such contracts is recognized in the profit and loss account of the respective periods. The outstanding contracts as at the balance sheet date are marked to market, the impact of which is taken to profit and loss account. Consequently, the company has recognized marked to market gain of Rs. 1.03 Mn in the current period.

As at the balance sheet date, the Company had forward contracts to sell USD 503 Mn in respect of forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 275.31 Mn. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to follow the earlier year’s accounting policy, the profit for the quarter would have been higher by Rs. 280.22 Mn (higher by Rs. 83.22 Mn for the year ended March 31, 2005).

5. a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

b)	The company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”

c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.